EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated February 28, 2006 relating to the consolidated financial statements of Banco Santander Santiago and its subsidiaries (collectively referred to as “Banco Santander Chile”) (which report expresses an unqualified opinion and contains an explanatory paragraph referring to the translation of Chilean peso amounts into U.S. dollar amounts and an explanatory paragraph regarding the reconciliation of Chilean GAAP to U.S. GAAP for net income and shareholders´ equity and the application thereof) appearing in the Annual Report on Form 20-F of Banco Santander Chile for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

Santiago, Chile
November 24, 2006

Una firma miembro de Deloitte Touche Tohmatsu